UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

Commission File Number: 333-149857
                       -----------
(Check One):  [ ] Form 10-K                   [X] Form 10-Q
              [ ] Form 20-F  [ ] Form 11-K    [ ] Form N-SAR

For Period Ended: September 30, 2009
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[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                                 BIO-CLEAN, INC.
             (Exact name of registrant as specified in its charter)

        Nevada                       333-149857                 26-0338889
(State of Incorporation)        (Commission File No.)      (IRS Employer ID No.)

        5412 Bolsa Avenue Suite E,
          Huntington Beach, CA                                    92649
(Address of principal executive offices)                        (Zip Code)

       Registrant's telephone number, including area code: (865) 696 7666

Copies of all communications including all communications sent to the agent for service of process should be sent to:

                      Blair Krueger, Esq., Attorney at Law
                             The Krueger Group, LLP
                             5771 La Jolla Boulevard
                           La Jolla, California 92037
                            Telephone: (858) 456-2811
                            Facsimile: (858) 456-2540
                        E-mail: blair@thekruegergroup.com

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

Registrant has been unable to complete its Form 10-Q for the quarter ended September 30, 2009, within the prescribed time because of delays in completing the preparation of its financial statements. Such delays are primarily due to Registrant's management's dedication of such management's time to business matters in connection with Company business, which has taken a significant amount of management's time away from the preparation of the Form 10-Q and delayed the preparation of the financial statements for the quarter ended September 30, 2009.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Blair Krueger, Esq.           (858)             405-7385
           -------------------------------------------------------------
           (Name)                     (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed? If answer is no,
     identify report(s).                                          [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                  [ ] YES [X] NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 BIO-CLEAN, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 13, 2009                    By: /s/ Dale Paisley
                                               ---------------------------------
                                               Dale Paisley
                                               Chief Executive Officer